UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Horan Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8044 Montgomery Road
(No. and Street)

Cincinnati	OH	45236
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jim Hendricks	513-745-6802	jamesh@horanassoc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Clark, Schaefer, Hackett & Company
(Name – if individual, state last, first, and middle name)

1 East 4th St Suite 1200	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

10/22/2003	539
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

JAMIE E SOWERS
Notary Public
State of Ohio
My Comm. Expires
May 21, 2027

OATH OR AFFIRMATION

I, James R. Hendricks, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Horan Securities, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONFIDENTIAL
HORAN SECURITIES, INC.
FINANCIAL STATEMENTS,
INDEPENDENDENT REGISTERED PUBLIC
ACCOUNTING FIRM'S REPORT
AND SUPPLEMENTAL INFORMATION
December 31, 2023

This report is deemed CONFIDENTIAL in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

HORAN SECURITIES, INC.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATIONS	3
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS	4
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7-15

SUPPLEMENTARY INFORMATION

Computation of Net Capital Pursuant to Rule 15c3-1 16

OTHER INFORMATION

Exemption Report pursuant to SEC Rule 17a-5 17

CLARK SCHAEFER HACKETT
BUSINESS ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Horan Securities, Inc.
Cincinnati, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Horan Securities, Inc. as of December 31, 2023, the related statements of operations, changes in subordinated borrowings, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Horan Securities, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of Horan Securities, Inc.'s management. Our responsibility is to express an opinion on Horan Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Horan Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information referenced in the table of contents has been subjected to audit procedures performed in conjunction with the audit of Horan Securities, Inc.'s financial statements. The supplemental information is the responsibility of Horan Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Clark, Schaefer, Hackett & Co.

We have served as Horan Securities, Inc.'s auditor since 2022.

Cincinnati, Ohio
February 28, 2024

Horan Securities, Inc.
Statement of Financial Condition
December 31, 2023

ASSETS		
Cash and cash equivalents	$	685,310
Investment securities, at fair value		452,931
Commissions receivable		291,686
Fees receivable		532,948
Related party receivable		106,442
Other accounts receivable		49,960
Prepaid expenses		148,505
Other receivables		1,415,264
Deferred income tax asset, net		199,340
Operating lease right of use asset		954,255
Intangible assets-customer lists, net of amortization		151,538
Goodwill		214,065
TOTAL ASSETS	$	5,202,244
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$	405,435
Treasury stock redemption obligation		697,972
Accrued expenses		1,167,867
15 common shares mandatorily redeemable		119,855
Operating lease liability		962,405
TOTAL LIABILITIES		3,353,534
COMMITMENTS, CONTINGENCIES AND GUARANTEES:		
Subordinated Borrowing		283,333
TOTAL COMMITMENTS, CONTINGENCIES AND GUARANTEES: SUBORDINATED BORROWING		283,333
STOCKHOLDERS' EQUITY		
Common stock:		
Class A, voting, 680 shares authorized; 430 shares issued and outstanding		293,000
Class B, non-voting, 170 shares authorized, 115 shares issued and outstanding		-
Additional paid-in capital		972,250
Retained earnings		998,099
Treasury stock, at cost - 20 Class A, 50 Class B shares		(697,972)
TOTAL STOCKHOLDERS' EQUITY		1,565,377
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	5,202,244

The accompanying notes are an integral part of the financial statements.

Horan Securities, Inc.
Statement of Operations
Year Ended December 31, 2023

REVENUE	
Commissions	$ 3,321,192
Investment advisory fees	4,659,239
Change in unrealized (losses)/gains on investment securities	(10,111)
Other income	1,450,359
Interest and dividends	40,085
	9,460,764
OPERATING EXPENSES	
Commissions, salaries and related benefits	5,189,583
Other general and administrative expenses	2,679,341
Amortization expense	270,000
	8,138,924
INCOME BEFORE PROVISION FOR INCOME TAXES	1,321,840
Income tax expense	304,639
NET INCOME	$ 1,017,201

The accompanying notes are an integral part of the financial statements.

Horan Securities, Inc.
Statement of Changes in Subordinated Borrowings
Year Ended December 31, 2023

Subordinated borrowings at January 1, 2023	$ 472,222
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payment of subordinated notes	188,889
Subordinated borrowings at December 31, 2023	$ 283,333

The accompanying notes are an integral part of the financial statements.

Horan Securities, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2023

	Common Stock						
	Class A Shares	Class B Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Total Stockholders' Equity
BALANCE - January 1, 2023	450	165	$ 293,000	672,250	(19,102)	-	946,148
Additional paid in capital	-	-	-	300,000	-	-	300,000
Purchase of treasury stock	(20)	(50)	-	-	-	(697,972)	(697,972)
Net Income	-	-	-	-	1,017,201	-	1,017,201
BALANCE - December 31, 2023	430	115	$ 293,000	$ 972,250	$ 998,099	$ (697,972)	$ 1,565,377

The accompanying notes are an integral part of the financial statements.

Horan Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2023

OPERATING ACTIVITIES	
Net Income	$ 1,017,201
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities -	
Amortization expense	270,000
Amortization of right of use asset	51,712
Gain on sale of customer list	(1,415,264)
Change in unrealized gains on investment securities	10,111
Change in value of mandatorily redeemable stock recognized as interest income	(6,365)
Deferred income taxes	(80,880)
Changes in assets and liabilities:	
Commissions receivable	(109,464)
Fees receivable	(70,831)
Other accounts receivable including related party	(153,633)
Prepaid expenses	(46,944)
Accounts payable	310,414
Accrued expenses	363,991
Lease liability	(43,562)
Net cash provided by (used in) Operating Activities	96,486
FINANCING ACTIVITIES	
Repayment of Solomon note payable	(188,889)
Proceeds from capital contributed	300,000
Net cash (used in) provided by Financing Activities	111,111
NET CHANGE IN CASH AND CASH EQUIVALENTS	207,597
CASH AND CASH EQUIVALENTS - beginning of year	477,713
CASH AND CASH EQUIVALENTS - end of year	$ 685,310
SUPPLEMENTAL CASH FLOWS DISCLOSURE INFORMATION	
Income taxes paid	$ 15,200
Interest expense paid	$ -
SUPPLEMENTAL NON-CASH TRANSACTIONS	
Issuance of other receivable for sale of customer list	$ 1,415,264
Note payable issued for treasury stock purchase	$ 697,972
Right of use operating lease asset recorded in exchange for lease liability	$ 1,005,967

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - Horan Securities, Inc., an Ohio corporation (the "Company"), operates as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and an investment advisor registered with the State of Ohio Division of Securities. The Company is a broker of mutual funds, annuities and other securities and is licensed to operate in twenty-three states. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Cincinnati, Ohio.

CASH AND CASH EQUIVALENTS - The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalent accounts which may periodically exceed federally insured amounts.

INVESTMENT SECURITIES - The Company's investment securities are reported at fair value, with unrealized gains and losses recognized in operations. Realized gains and losses on sales of securities are recognized on the trade date using the specific identification method.

FAIR VALUE MEASUREMENTS - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting principles generally accepted in the United States of America establish a fair value hierarchy, which gives the highest priority to observable inputs such as quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to inputs from observable data other than quoted prices (Level 2) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability.

The following is a description of the valuation methodology used for certain financial instruments measured at fair value:

Common Stock
As part of its business relationship with M Financial Holdings, Inc. ("M Financial"), the Company purchased 5,000 shares of M Financial in 2022. The value of these shares was determined to be $50,000. Combined with the shares previously accumulated the total investment in M Financial shares is $269,790 as of December 31, 2023. M Financial has consistently set the fair value of this common stock and paid an 8% dividend using a value of $10 per share. M Financial board of directors is required to approve the sale or redemption of any shares held by the Company which would be redeemed at $10 per share.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

There have been no transfers of assets between these fair value measurement classifications in 2023. The reported amounts of cash and cash equivalents, restricted cash, commissions receivable, fees receivable, prepayments, deferred tax assets, refundable income taxes, accounts payable, accrued expenses, and deferred income tax liability approximate their fair values because of the short-term nature of these instruments.

The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis at December 31, 2023:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Equity securities	$ 452,931	$ 183,141	$ -	$ 269,790
Liabilities				
Mandatorily redeemable securities	$ 119,855	$ -	$ -	$ 119,855
Total liabilities at fair value	$ 119,855	$ -	$ -	$ 119,855

	Equity Securities	Mandatorily Redeemable Securities
Level 3 Unobservable Inputs at January 1, 2023	$ 269,790	$ 126,220
Additions/Purchases		
Change in value		(6,365)
Level 3 Unobservable Inputs at December 31, 2023	$ 269,790	$ 119,855

REVENUE RECOGNITION

Commissions:

The Company receives commissions for the sale of insurance policies and other financial products to customers and revenue is recognized on the trade date. The Company believes the performance obligation is satisfied on the trade date because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred. Commissions vary by investment product and is typically based on a percentage of an investment product's current market value or amount funded at the time of purchase.

The Company earns trail commissions and 12b-1 fees on certain insurance policies and mutual funds sold to customers for a specified period of time and revenue is recognized over time as earned. Commissions are generally based on a percentage of the market value of customers' investment holdings in trail-eligible assets, and is recognized over the period in which services, such as ongoing support, are performed. As trailing commission revenue is typically based on the market value of customers' investment holdings at the end of the period, the consideration is variable and is constrained until those amounts are known.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Advisory Fees:
The Company provides advisory services on managed accounts for certain customers and is recognized over time as earned. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. As fees are based on a percentage applied to the customer's assets under management at the end of the period, consideration related to this revenue is variable and constrained until those amounts are known.

Revenue earned at a point in time totaled $778,779 and revenue recognized as earned over time totaled $7,201,652.

COMMISSIONS AND FEES RECEIVABLE - Commissions receivable principally represent commissions due on purchases and sales of mutual fund investments and annuities from members of the Securities Investors Protection Corporation. The Company performs ongoing evaluations of the creditworthiness of these companies and generally does not require collateral to support receivables. Commissions receivable are generally expected to be collected within thirty days of the trade date. Management has assessed that, based on the nature of these receivables and historical collection information, an allowance for credit losses is not necessary. Fees receivable principally represent fees due from investment advisory accounts which are generally collected within ten business days after each month-end. The Company receives 12b-1 fees associated with the sale of certain mutual funds. 12b-1 fee revenue totaling $599,596 was recognized in 2023. The balances for commissions receivable and fees receivable at January 1, 2023 were $182,222 and $462,117.

INCOME TAXES – The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax effects attributed to temporary differences between book and tax basis of assets and liabilities and for carryforward items. The measurement of current and deferred tax assets and liabilities is based on enacted law. Deferred tax assets are reduced, if necessary, by a valuation allowance for the amount of tax benefits that may not be realized. As of December 31, 2023, the Company determined that a valuation allowance was not necessary.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of December 31, 2023, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties. The Company's policy for interest and penalties on material uncertain tax positions recognized in the financial statements is to classify these as interest expense and operating expense, respectively.

The Company files income tax returns in the U.S. federal and various state and local jurisdictions. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subjected to additional tax, penalties and interest as a result of such challenge. The Company's tax returns open for examination are from 2019-2022.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING - Advertising costs are expensed as incurred and totaled $174,677 for 2023.

GOODWILL AND OTHER INTANGIBLE ASSETS - During 2018, as a result of business acquisition, the Company recognized $352,498 of goodwill. The Company does not amortize goodwill but tests it at least annually for impairment in accordance with the ASC. The Company will recognize an impairment charge if the carrying amount of a reporting unit exceeds its fair value and the carrying amount of the goodwill exceeds the implied fair value of that goodwill. The Company uses a market approach, when available and appropriate, or the income approach, or a combination of both to establish fair value for goodwill and other intangible assets. No impairment was recorded for the year ended December 31, 2023 based on an analysis of cash flows, with cumulative impairment totaling $138,433. During 2020 the Company acquired customer lists in two separate transactions further discussed in Note 10. Each customer list is amortized over a 52-month period which equals the average customer retention. The sum of amortization expense recognized in 2023 was $270,000.

SUBSEQUENT EVENTS - The Company has evaluated subsequent events for potential recognition and disclosure through the date of the Report of Independent Registered Public Accounting Firm, which represents the date the financial statements were available to be issued. There were no events requiring adjustments to or for disclosure in the financial statements.

NOTE 2 - INVESTMENT SECURITIES

As of December 31, 2023, investment securities are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
NASDAQ OMX Group Inc. common stock - 1,050 shares	$ 20,063	$ 163,078	$ -	$ 183,141
M Financial Holdings Inc. common stock - 18,494 shares	269,790	- #	-	269,790
Total	$ 289,853	$ 163,078	$ -	$ 452,931

NOTE 3 - INCOME TAXES

The provision for income taxes consists of the following at December 31:

Current		
Federal provision (benefit)	$	370,091
State and local provision		15,428
		385,519
Deferred (benefit) provision		(80,880)
	$	304,639

The components of deferred income taxes included in the statements of financial condition are as follows at December 31:

Deferred tax assets (liabilities)		
Unrealized loss on investement security	$	(34,246)
Book/tax difference intangible amortization		152,090
Severance payable in future years		50,583
Goodwill impairment		29,071
Contribution carryforward		1,842
	$	199,340

The Company's effective tax rate and federal, state, and local tax rates are materially the same.

As of December 31, 2023, the Company had approximately $9,000 of federal charitable contribution carryforwards. The charitable contribution carryforwards, if not utilized, will fully expire in 2029.

NOTE 4 - BENEFIT PLAN

The Company has a 401(k) defined contribution plan covering substantially all employees, which allows for participant contributions and Company contributions at the discretion of the Board of Directors. Company contributions totaled approximately $216,000 for 2023.

NOTE 5 - RELATED PARTY TRANSACTIONS

A company related by common ownership and management provides certain administrative support and office facilities for the Company. The companies have agreed to allocate certain expenses based on various business factors. The affiliate pays these shared services of the Company, and the Company reimburses the affiliate for its share of all expenses on a monthly basis. Similarly, the Company receives reimbursement from the affiliate who utilizes certain compliance and wealth planning services that the Company provides.

NOTE 5 – RELATED PARTY TRANSACTIONS – continued

Company with common ownership and management		
Shared service fees paid to affiliates	$	332,334
Shared service fees received from affiliates	$	544,540
Rent paid to affiliates	$	99,284

The Company had amounts due to related parties totaling $30,115 included in accounts payable as of December 31, 2023.

NOTE 6 – REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $(1,006,670), which was $1,152,213 below required minimum net capital of $145,543. The Company's net capital ratio was -2.17 to 1. The deficiency was largely attributable to the treasury stock redemption liability, unallowable receivable and income tax liability associated with the transaction discussed in Note 12. The net capital requirement was subsequently satisfied on January 24, 2024.

The Company does not carry the accounts of its customers and accordingly is exempt from Rule 15c3-3(k)(1) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

NOTE 7 – RISKS AND UNCERTAINTIES

A significant portion of the Company's business is from customers in the greater Cincinnati, Ohio area. Accordingly, the occurrence of any adverse economic conditions, including an adverse regulatory climate in the area could have a material adverse effect on the Company's business. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 8 – CAPITAL TRANSACTIONS

During 2019 the Company added a Class B shareholder who received 25 Class B non-voting shares from the Stock Bonus Plan. During 2020 the Company added another Class B shareholder who received 15 Class B non-voting shares pursuant to an employment and separation Agreement. These shares will be redeemed in January 2025 at the greater of the Company's determined value of the shares as of that date or $100,000. As a result, these shares will qualify as mandatorily redeemable securities and are recognized as a liability. These securities were measured at fair value at issuance and shall be measured subsequently at the amount of cash that would be paid under the conditions specified in the agreement if settlement occurred at the reporting date, recognizing the resulting change in that amount from the previous reporting date as interest cost. The total amount recognized in interest income as of December 31, 2023 was $6,365.

NOTE 8 – CAPITAL TRANSACTIONS – continued

During 2023 the Company reached an agreement with a former shareholder to redeem 20 Class A voting shares and 50 Class B nonvoting shares. The shares were redeemed at fair value pursuant to a third-party valuation. A liability for the $697,972 redemption was recorded as of December 31, 2023 and was settled in January 2024. See Note 12, Other Income for additional details.

NOTE 9 – SUBORDINATED BORROWING

The Company executed an employment and separation agreement in January 2020 with one of its registered investment advisors. A provision of this agreement included a note payable totaling $850,000. The Company is making semiannual payments beginning in February 2021 and ending in January 2025. The Company has received approval from FINRA to treat this transaction as a subordinated note to a shareholder. The payments are subject to FINRA approval based on the Company's net capital and aggregate indebtedness. The payment schedule is as follows:

2024	$ 188,889
2025	94,444
	$ 283,333

The subordinated borrowings is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 10 – INTANGIBLE ASSETS-CUSTOMER LISTS

The Company completed two transactions in 2020 resulting in customer list intangible assets. The first was a result of a January 3, 2020 Employment and Separation Agreement mentioned above with one of its registered investment advisors who retired in February 2021. Terms of the agreement provided for the advisor to transition his existing client list to the Company. The $850,000 value attributed to this asset is amortized over the Company's average customer retention of 52 months. The second customer list asset is the result of the $320,000 acquisition of customer relationships from an employee's former employer. This asset is also amortized over the Company's average customer retention of 52 months.

Future year amortization expense will be recorded as follows:

2024	$ 139,231
2025	12,307
	$ 151,538

NOTE 11 – DEFERRED COMPENSATION PLAN

In November 2021, the Company adopted a deferred compensation plan to incent its key employees. In January 2022 the Company granted 10 units each to two employees. One of the employees who received grants in January 2022 left the company during 2023. There were no additional grants in 2023. The terms of each grant provide for a pool of ten percent (10%) of the increase in value as of the Company's most recent valuation at the end of a five (5) year vesting period based on the anniversary of the grant dates. If there is an increase in value as of the vesting date any amount payable will be paid to each employee over a thirty-six (36) month period. The Company recorded a liability of $6,586 for the expected future compensation obligation as of December 31, 2023 which is reflected in accrued expenses.

NOTE 12 – OTHER INCOME

In August 2023 the Company reached agreement with a former shareholder and his new employer. Terms of the agreement provided for mutual solicitation of accounts serviced by the former shareholder through December 31, 2023 for mutually agreed upon value for transferred accounts and redemption at fair value of his 20 Class A voting shares and 50 Class B nonvoting shares. Other income and a note receivable totaling $1,415,264 was recorded at December 31, 2023 for the sale of the transferred accounts. In addition, treasury stock and a note payable totaling $697,972 was recorded as of August 31, 2023. Final execution of the transaction occurred on January 24, 2024 upon cash receipt for $717,292 which is the net amount of the note receivable for transferred accounts less the share redemption liability.

NOTE 13 – LEASES

Pursuant to ASC 842 the company recorded a right of use asset with a corresponding liability based on the net present value of rental payments for an office space operating lease which commenced in 2023.

In accordance with ASU 2016-02, an operating right of use asset and operating lease liability were recorded based on the present value of the future lease payments using a discount rate of 3.61%, the Company's weighted average estimated incremental borrowing rate. The lease term commenced June 1, 2023 and expires on January 30, 2033. There are no lease extension provisions. The Company's accounting policy is to account for a short-term lease by recognizing the lease payments in the statement of operations on a straight-line basis over the term of the lease and variable lease payments in the period in which the obligation for the payments is incurred.

NOTE 13 – LEASES – continued

Future maturities of the operating lease liability as of December 31, 2023, are as follows:

Year	
2024	$ 113,088
2025	115,875
2026	118,777
2027	121,738
2028	124,815
Thereafter	542,669
	1,136,962
Less: discount to present value	(174,557)
	$ 962,405

Lease expense totaling $72,492 was included in other, general and administrative expenses for the year ended December 31, 2023.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in certain claims and regulatory examinations incidental to its business operations. Management is unaware of any commitments or contingencies arising from such.

SUPPLEMENTARY INFORMATION

Horan Securities, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2023

Net capital	
Total stockholder's equity	$ 1,565,377
Add allowable credits -	
Subordinated debt	283,333
Lease liability up to right of use asset	954,255
Profit sharing accrual	216,127
	1,453,715
Less non-allowable assets -	
Non-allowable receivables	2,039,907
Right of use asset	954,255
Prepayments and other assets	983,206
Less haircuts on investment securities -	
Investment securities	48,394
	4,025,762
Net capital	$ (1,006,670)
Aggregate indebtedness	
Accounts payable	$ 1,103,408
Accrued expenses	1,167,866
Excess of lease liabiity over right of use asset	8,150
Mandatorily redeemable stock	119,855
Less: exclusion for profit sharing accrual	(216,127)
	$ 2,183,152
Percentage of aggregate indebtedness to net capital	-217%
Minimum net capital required to be maintained (greater of $25,000 or 6-2/3% of aggregated indebtedness)	$ 145,543
Net capital deficiency	$ (1,152,213)
Excess net capital at 1000% (net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement)	$ (1,224,171)

Reconciliation with Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2021 and 2020)

Net capital, as reported in Company's Part IIA (Unaudited) amended FOCUS report dated February 26, 2024	$ (1,006,670)
Net capital per above	$ (1,006,670)

CLARK SCHAEFER HACKETT
BUSINESS ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Horan Securities, Inc.
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Horan Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Horan Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provision) and (2) Horan Securities, Inc. stated that Horan Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Horan Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Horan Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 28, 2024

Horan Securities, Inc. Exemption Report

Horan Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (1)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Horan Securities, Inc.

I, James R. Hendricks, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CFO and Financial Operations Principal

February 28, 2024